FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

August, 2016

Commission File Number: 001-37724

Endesa Américas S.A.

Endesa Américas S.A.

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed merger between Enersis Américas S.A. (“Enersis Américas”) and Endesa Américas S.A. (“Endesa Américas”).

Important Information For Investors and Shareholders

In connection with the proposed merger, Enersis Américas has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (Registration No. 333-211405) containing a preliminary prospectus of Enersis Américas that also constitutes a preliminary joint information statement of Enersis Américas and Endesa Américas regarding the proposed merger (the “preliminary prospectus/information statement”). The information contained in the preliminary prospectus/information statement is not complete and may be changed and the registration statement has not been declared effective by the SEC. Each of Enersis Américas and Endesa Américas may file with the SEC other documents in connection with the proposed merger.

This communication is not a substitute for the definitive prospectus/information statement that Enersis Américas and Endesa Américas will file with the SEC, which will contain important information, including detailed risk factors.  The definitive prospectus/information statement (when available) will be sent to shareholders and holders of American Depositary Receipts (ADRs) of Enersis Américas and Endesa Américas. INVESTORS AND SECURITY HOLDERS OF ENERSIS AMÉRICAS AND ENDESA AMÉRICAS ARE URGED TO READ THE DEFINITIVE PROSPECTUS/INFORMATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain free copies of the definitive prospectus/information statement and other documents filed with the SEC by Enersis Américas and Endesa Américas on the SEC’s website at www.sec.gov. Copies of the definitive prospectus/information statement and the other documents filed with the SEC by Enersis Américas will also be available free of charge on the Enersis Américas Investor Relations website at www.enersisamericas.cl or by contacting Enersis Américas S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2353 4400 or by E-mail at ir@enersis.cl. Copies of the definitive prospectus/information statement and the other documents filed with the SEC by Endesa Américas will be available free of charge on the Endesa Américas Investor Relations website at www.endesaamericas.cl or by contacting Endesa Américas S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2630 9000 or by E-mail at ir.endesacl@enel.com.

Endesa Américas - Teléfono (56) 22630 9000 – Santa Rosa 76, Santiago de Chile

SIGNIFICANT EVENT

Endesa Américas S.A.

Securities Registry Registration No. 1138

Santiago August 5, 2016

Ger. Gen. N° 49/2016

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Avenida Alameda Bernardo O’Higgins No. 1449

Santiago, Chile

                Ref.: Significant Event

Dear Sir:

Pursuant to the provisions of articles 9 and 10, paragraph two, of Securities Market Law No. 18,045, and to the provisions of General Norm No. 30 of that Superintendence, and exercising the powers conferred upon me, I inform you, on an essential fact basis, that in an extraordinary session held today, the Board of Directors of Endesa Américas S.A. (“Endesa Américas” or the “Company”), by a majority of its members, agreed to summon an Extraordinary Shareholders’ Meeting on September 28, 2016, at 15:30, to be held at Enersis Stadium, located at Carlos Medina N° 858, Independencia, Santiago.

The matters to be discussed and decided by the Extraordinary Shareholders’ Meeting are the following:

I. Related-party transactions (OPR, by its Spanish acronym). First of all, pursuant to the terms of Title XVI of the Chilean Companies Act, Law No. 18,046 ("LSA", by its Spanish acronym), approve the related-party transaction (“OPR”) consisting of the proposed merger by absorption of Endesa Américas S.A. (“Endesa Américas”) and Chilectra Américas S.A. (“Chilectra Américas”), into Enersis Américas S.A. (the “Merger”), referred to in item II below, taking into account the following background data that serve as foundation, and which are available to the shareholders at the Company’s corporate address and website, www.endesaamericas.cl:

(i)    Report issued by the independent valuator appointed by the Board of Directors, Banco Santander Chile S.A., submitted on August 5, 2016;

(ii)   Report issued by the independent valuator appointed by the Directors’ Committee, Asesorías Tyndall Limitada, submitted on August 5, 2016;

(iii) Fairness opinion issued on August 5, 2016 by Deutsche Bank, the financial advisor appointed by the Endesa Américas Board of Directors, to advise on the merger process.

(iv) Report by the Company’s Directors’ Committee, issued on August 5, 2016; and

(v)   Individual opinions of the Company Directors, Rafael Fauquié Bernal, Vittorio Vagliasindi, Hernán Cheyre Valenzuela, Eduardo Novoa Castellón, Loreto Silva Rojas, Francesco Buresti, Mauro Di Carlo, Umberto Magrini and Luca Noviello, all dated August 5, 2016.

Endesa Américas - Teléfono (56) 22630 9000 – Santa Rosa 76, Santiago de Chile

 (vi)                   The document comprising the terms and conditions of the proposed merger prepared in accordance with Article 155(a) of the Chilean Companies Regulations, and that also contains the objectives and expected benefits of the Merger;

II. Merger. Once item I above has been approved, pursuant to the terms of Title IX of the LSA, and of paragraph 3 of Title IX of the Chilean Companies Regulations, approve (i) the proposed Merger by virtue of which Enersis Américas, in its capacity as the surviving company, would absorb by acquisition each of Endesa Américas and Chilectra Américas, each of which would then dissolve without the need for their liquidation, succeeding them in all their rights and obligations; and (ii) the background information that serves as foundation for the Merger. The specific terms and conditions of the Merger will be the following:

1. The background information that serves as foundation for the Merger, according to the applicable law, made available to the shareholders as of today’s date and through the date the Extraordinary Shareholders’ Meeting is held, consists of:

(i)    The document containing the terms and conditions of the proposed Merger, drawn up in accordance with Article 155(a) of the Chilean Companies Regulations, and which also contains the objectives and expected benefits of the Merger;

(ii)   The balance sheets and financial statements of Enersis Américas, Endesa Américas and Chilectra Américas as of June 30, 2016, duly audited by the external audit firms Ernst & Young, KPMG Auditores Consultores Limitada, and RSM Chile Auditores Limitada, respectively; and

(iii) The expert reports prepared by Messrs. Pablo D´Agliano, Colin Becker and Emilio Venegas Valenzuela, all issued on August 5, 2016, and commissioned by the Boards of Directors of Enersis Américas, Endesa Américas and Chilectra Américas, respectively.

2. The Merger would be subject to the following conditions precedent (the “Conditions Precedent”):

(i)    The right to withdraw that may be exercised by the shareholders of Enersis Américas as a result of the Merger may not exceed 10% of its outstanding voting shares; provided that the exercise by the shareholders of Enersis Américas of the right to withdraw does not result in any shareholder exceeding the maximum shareholding concentration limit of 65% in Enersis Américas on the date the exercise period of the right to withdraw by dissenting shareholders is due to expire, considering for that purpose the number of shares into which the new Enersis Américas capital stock approved according to item 4 below is divided;

(ii)   The right to withdraw that may be exercised by the shareholders of Endesa Américas as a result of the Merger may not exceed 10% of its outstanding voting shares; and

(iii) The right to withdraw that may be exercised by the shareholders of Chilectra Américas as a result of the Merger may not exceed 0.91% of its outstanding voting shares.

Within sixty days of the date of the respective shareholders’ meetings to vote on the Merger, the shareholders of each of the merging companies may agree at a new shareholders' meeting that the Merger shall become effective even if one or more of the Conditions Precedent should not be satisfied (the “Special Agreement").

3. Once the Conditions Precedent have been satisfied or the Special Agreement has been adopted, the representatives appointed by the Boards of Directors of Enersis Américas, Endesa Américas, and Chilectra Américas shall grant a single declaratory public deed, notifying about the compliance with said Precedent Conditions. Said public deed shall be titled “Deed of Compliance with Merger Conditions.”

The Merger shall be effective as of the first day of the calendar month following the month in which the aforementioned Deed of Compliance with Merger Conditions is granted. The foregoing is without prejudice to timely compliance with the registration in the corresponding Commercial Registry and publication in the Official Gazette of the extracts of the respective public deed recordings, either prior to or after granting the

Endesa Américas - Teléfono (56) 22630 9000 – Santa Rosa 76, Santiago de Chile

Deed of Compliance with Merger Conditions. Once the Merger has become effective, it will be timely informed to the SVS and to the market as an essential fact.

4. The Enersis Américas capital shall increase by the amount of Ch $1,046,470,167,544, through the issuance of 9,232,202,625 new registered shares, of the same series and without par value, which will be subscribed and paid in full or in part through the incorporation of the equity corresponding to the shareholders of the companies that are being absorbed, excluding for the purposes of this subscription and payment, the shareholding capital which Enersis Américas owns both in Endesa Américas and Chilectra Américas, either by shares it currently owns in those companies ("Current Shares") as well as those shares issued by Endesa Américas to be acquired prior to the date on which the Merger takes place, as a result of the tender offer (Spanish acronym- OPA) of the shares which will be carried out by Enersis Américas and directed at all the shares and American Depositary Receipts (ADRs) of Endesa Américas which are not owned by Enersis Américas, under the terms and conditions that will be disclosed at the time of commencement of the OPA (hereinafter, shares thus acquired shall be referred to as the "OPA shares", and together with the existing shares, they shall be called the "Pre–Merger Shares"). When the Merger take place, only the part of the increase of the shareholding capital of Enersis Américas associated with the incorporation of the equity corresponding to the shareholders of the absorbed companies shall be subscribed and paid, excluding Pre-Merger Shares held by Enersis Américas. The shares from the capital increase shall be fully and exclusively allocated to be distributed among the shareholders of Endesa Américas and Chilectra Américas, excluding Enersis Américas, pursuant to the allocation rule, which is described in number 10 below, in the corresponding proportions according to the share exchange ratio as agreed.

5. An exchange equation or ratio of 2.8 shares of Enersis Américas for each share of Endesa Américas and 4 shares of Enersis Américas for each share of Chilectra Américas will be proposed without considering fractions of shares.

6. The name of the Company shall be changed to Enel Américas S.A. and it will be clarified that it is a publicly traded company.

7. The corporate purpose of Enersis Américas shall be changed in order to allow related companies and affiliates of Enersis Américas as potential recipients of its services, and a formal amendment of the text shall be drafted to that effect.

8. An amended and restated text of Enersis Américas’ bylaws.

9. For the purposes of the provisions of article 69 of the Tax Code, Enersis Américas, in its capacity as the surviving company and legal successor of Endesa Américas and Chilectra Américas, shall be liable and shall be required to pay all the taxes owed or that may be owed by Endesa Américas and Chilectra Américas, according to the final balance sheets that Endesa Américas and Chilectra Américas must prepare by virtue of the aforementioned legal provision.

10. The Board of Directors of Enersis Américas shall allocate the new shares and update its shareholder ledger at midnight of the day prior to the date on which the Merger becomes effective, considering for this purpose the shareholders registered in the shareholder ledgers of Endesa Américas and Chilectra Américas on that date, and any duly executed conveyances, transfers, and transmissions of shares that may have been submitted to Endesa Américas and Chilectra Américas prior to the Merger and that may not yet have been finalized and recorded in the corresponding shareholder ledger.

Any shares in the acquired companies owned by Enersis Américas shall be excluded from this assignment, and will be cancelled once the Merger becomes effective.

Endesa Américas - Teléfono (56) 22630 9000 – Santa Rosa 76, Santiago de Chile

11. Agree on any other matters that the shareholders may deem appropriate with respect to the proposed Merger, and fully authorize the board of directors of Enersis Américas to grant all the powers of attorney that it may deem necessary, especially those necessary to legalize, materialize, and carry out the Merger and any other agreements adopted.

It is noted that the dissenting shareholders of the merger will be entitled to exercise their withdrawal rights in accordance with the provisions of Article 69 of the LSA. The terms and conditions for the exercise of the withdrawal right shall be informed promptly, in accordance with the current law and regulations.

III. Cancellation of repurchased shares. In order that the absorbing company should not be a holder of any repurchased shares at the time of the Merger, it will be proposed to the shareholders of the merging companies to approve that, if the withdrawal right is exercised by up to the maximum percentage agreed as a condition precedent to the Merger, the repurchased shares which are acquired as a result of the above by Enersis Américas, Endesa Américas and/or Chilectra Américas (hereinafter these shares shall be known as "repurchased shares") will be cancelled on the shareholders register.

For these purposes, and via an agreement that is subsequent to and separate from the Merger, a capital decrease of Enersis Américas shall be proposed, subject to the Merger taking place, for the amount up to the amount incurred by any company to acquire repurchased shares, in accordance with the price to be paid for the exercise of the withdrawal right in each company, which will be reported at the shareholders meeting. The maximum amount that this capital reduction could reach shall be informed at the meeting to be convened based on a previously designated formula. This capital decrease shall be subject to the following terms and conditions:

(a) In the first place, the effect of not transferring repurchased shares shall be agreed upon .

(b) The reduction of capital shall occur automatically, immediately, and without further formalities: (i) with regards to all the shares issued by Enersis Américas that are repurchased by Enersis Américas prior to the Merger their, cancellation will occur immediately and automatically once the company has paid for and acquired ownership and (ii) with regard to all shares issued by a subsidiary that are repurchased by the subsidiary prior to the time the Merger takes place, their cancellation shall occur immediately and automatically upon the effectiveness of the Merger; and (iii) with regard to all the repurchased shares that Enersis Américas pays for and acquires after the effectiveness of the Merger and until 1st of April, 2017, their cancellation shall take place immediately and automatically once it has paid for and acquired their ownership.

(c) The Board of Directors or the Chief Executive Officer of Enersis Américas shall grant a declaratory public deed recording of whether any reductions of capital took place and, if so, of Enersis Américas’ new capital amount, within the following timeframes: (i) within ten days following the date the Merger becomes effective, and (ii) within ten days after April 1, 2017. Each of those public deeds shall be annotated in the margin of Enersis Américas’ corporate registration.

IV. Information about other related-party transactions. Report to shareholders about any agreements on other related-party transactions within the meaning of Title XVI of the LSA, other than the Merger, held during the period since the last shareholders’ meeting of Endesa Américas, indicating the directors that approved them.

The shareholders may obtain a full copy of the documents that explain and support the matters submitted for the discussion and approval of the Board at the corporate office located in Santa Rosa 76, 15th Floor (Investor Relations Department), Santiago de Chile, beginning today. Likewise, beginning today, said documents will also be available to the shareholders in the Company’s website: www.endesaamericas.cl.

Endesa Américas - Teléfono (56) 22630 9000 – Santa Rosa 76, Santiago de Chile

Finally, we hereby inform that also available in the respective websites of Enersis Américas (www.enersis.cl) and Chilectra Américas (www.chilectraamericas.cl), are the reports of the independent appraisers and experts required by said entities, as well as all other background information that may serve as basis to decide on the OPR and Merger that will be submitted for consideration to the shareholders of such entities.
Cordially,

Valter Moro
Chief Executive Officer
Endesa Américas S.A.

c.c.       Central Bank of Chile
             Santiago Stock Exchange
             Chilean Electronic Stock Exchange
             Valparaíso Stock Exchange
             Banco Santander Santiago – Bondholders Representatives
             Central Securities Depositary
             Risk Classification Commission
             National Economic Prosecutor's Office

Endesa Américas - Teléfono (56) 22630 9000 – Santa Rosa 76, Santiago de Chile

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA AMÉRICAS S.A.
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: August 8, 2016